Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis dated September 30, 2021 should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes as of and for the six months ended June 30, 2021, included as Exhibit 99.1 to this Report on Form 6-K. This discussion and other parts of the interim report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 or the Annual Report on file with the Securities and Exchange Commission (the “SEC”).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included herein contains or may contain “forward-looking statements” within the meaning of the Securities Exchange Act of 1933, as amended (the “Securities Act”) and the Exchange Act. Forward looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, and include, but are not limited to, statements regarding intent, belief or current expectations. From time to time, oral or written forward-looking statements may also be included in other materials released to the public.

Forward-looking statements are based on the current beliefs and assumptions of the management of 4D Pharma and on information currently available to such management. While the management of 4D Pharma believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments will be as anticipated. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020. These risks and uncertainties include factors relating to:

●	the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics and operating as an early clinical stage company;

●	our ability to develop, initiate or complete preclinical studies and clinical trials for, obtain approvals for and commercialize any of our therapeutic candidates;

●	the timing, progress and results of preclinical studies and clinical trials for MRx0518, MRx-4DP0004, MRx0029, Blautix, Thetanix or any other of our therapeutic candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work and the period during which the results of the trials will become available;

●	changes in our plans to develop and commercialize our therapeutic candidates;

●	the potential for clinical trials of MRx0518, MRx-4DP0004, MRx0029, Blautix, Thetanix or any other of our therapeutic candidates to differ from preclinical, preliminary or expected results;

●	our ability to enroll patients and volunteers in clinical trials, timely and successfully completion of those trials and receipt of necessary regulatory approvals;

●	our ability to continue to manufacture sufficient quantity of our therapeutic candidates and to scale manufacturing to clinical-scale and small-to-mid-scale commercial supply;

●	negative impacts of the COVID-19 pandemic on our operations, including clinical trials;

●	the risk of the occurrence of any event, change or other circumstance that could give rise to the termination of the strategic collaboration agreement with the University of Texas MD Anderson Cancer Center or the research collaboration and option to license agreement with Merck Sharp & Dohme Corp.;

●	our ability to raise any additional funding we will need to continue to pursue our business and product development plans;

●	regulatory developments in the United Kingdom, the United States and other countries;

●	our reliance on third parties, including contract research organizations;

●	our ability to claim UK Research and Development tax credits;

●	our ability to obtain and maintain intellectual property protection for our therapeutic candidates;

●	the future composition of our management team and directors and those of our subsidiaries;

●	competition in the industry in which we operate;

●	other risk factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020.

The foregoing list is not intended to be exhaustive, and there may be other key risks that are not listed above that are not presently known to us or that we currently deem immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements made by us contained in this prospectus. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this prospectus. The forward-looking statements contained in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements.

Forward looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K filed with the SEC.

Overview

4D Pharma was established with the mission of leveraging the deep and varied interactions between the human body and the gut microbiome, the trillions of bacteria that colonize the human gastrointestinal tract, to develop an entirely novel class of drug: Live Biotherapeutics. We are focused on understanding how individual strains of bacteria function and how their interactions with the human host can be exploited to treat particular diseases, from cancer, respiratory, central nervous system, immunological and gastrointestinal diseases and disorders.

To further advance our product pipeline, we have developed MicroRx, our proprietary discovery platform. MicroRx interrogates our proprietary library of bacterial isolates for therapeutic functionality and comprehensively characterizes the bacterial isolates using a range of complementary tools and technologies. By developing a thorough understanding of the functionality and mechanism of action of our therapeutic candidates, we can develop LBPs that target disease pathology rationally and effectively, and expand our robust sector-leading patent portfolio with additional patents relating to LBP functionality.

To this end, our key clinical focus areas include immuno-oncology and respiratory disease, with preclinical candidates targeting CNS and autoimmune conditions. We have completed three clinical trials and currently have four more ongoing. One of our key focus areas is immuno-oncology, and with our lead immuno-oncology therapeutic candidate, MRx0518, we delivered what we believe to be the first positive proof of-concept data with a LBP in the treatment of cancer. MRx0518 is being evaluated in three ongoing clinical trials, including a Phase I/II clinical trial in solid tumors in combination with Keytruda (supplied under a free of charge supply agreement) in patients with advance or metastatic NSCLC, RCC and UC who are refractory to prior anti-PD-1/ PD-L1 therapy. Additionally, new cohorts of 10 patients with new tumor types are to be enrolled in the study, including patients with TNBC, HNSCC and MSI-H high tumors. We successfully completed Part A of this Phase I/II clinical trial and Part B of the clinical trial is currently enrolling up to an additional 30 patients per tumor type and will assess clinical benefit in addition to safety. We also completed recruitment for Part A of an ongoing Phase I trial of MRx0518 as a monotherapy in patients undergoing surgical resection of solid tumors, which is being conducted at Imperial College London. We are currently redesigning Part B of this Phase I clinical trial after initial data from Part A expressed showed encouraging early biomarker readouts. Our third clinical trial of MRx0518 is a Phase I clinical trial of MRx0518 in patients with potentially resectable pancreatic cancer in combination with hypofractionated radiotherapy, which is part of our strategic collaboration with the University of Texas MD Anderson Cancer Center. Meanwhile, we are engaged in business development activities with the goal of expanding the development of MRx0518 into new settings and are actively exploring additional collaboration opportunities. Following the year end, in February 2021, we entered into agreement with Merck KGaA and Pfizer, who co-developed and co-commercialized Bavencio (avelumab) to supply Bavencio free of charge in a future trial.

We are also developing therapeutic candidates for our respiratory disease portfolio. MicroRx enabled the discovery of MRx-4DP0004, an immunomodulatory single strain LBP candidate that demonstrated marked effects in preclinical trials of respiratory inflammation, particularly in the lungs. A Phase I/II clinical trial of MRx-4DP0004 in partly controlled asthma is ongoing, and to our knowledge the world’s first clinical trial of a LBP in the indication. We are also investigating MRx4DP0004 in a Phase II clinical trial as an oral therapeutic to prevent or reduce the hyperinflammatory response in patients hospitalized with COVID-19. The Phase II trial of MRx-4D0004 received expedited approval from the MHRA in April 2020.

We continue to utilize the MicroRx platform to discover promising new LBP candidates for major diseases with significant unmet need. As part of our CNS portfolio, we have identified novel LBP candidates that act upon multiple aspects of the pathology of neurodegenerative diseases in preclinical models, including gut-barrier function, neuroinflammation and protection of neurons critical to healthy CNS function. Accordingly, we are currently planning a first-in-human clinical study for our lead CNS therapeutic candidate, MRx0029, in Parkinson’s disease patients. As part of our commitment to CNS research and drug development, in December 2020, we became an industry partner of the Parkinson’s Progression Markers Initiative, a longitudinal study sponsored by The Michael J. Fox Foundation for Parkinson’s Research to better understand Parkinson’s disease and accelerate the development of new treatments.

In our gastro-intestinal disease portfolio, we currently have two LBP candidates that have completed early clinical evaluation, Blautix and Thetanix. Blautix is being developed as the first therapeutic to treat patients with IBS, regardless of clinical subtype. The Phase II clinical trial results for Blautix provide a strong foundation for the continued development of Blautix as the first therapeutic with the potential to treat both major subtypes of IBS, and this data will inform regulatory engagement around the design of a potential Phase III pivotal program. Thetanix is a single strain human gut commensal bacteria that has an anti-inflammatory mechanism and is currently under investigation for the treatment of IBD. Thetanix has an Orphan Drug Designation for pediatric Crohn’s disease from the FDA. We have successfully completed a Phase Ib clinical trial of Thetanix in pediatric Crohn’s disease patients, and we are exploring strategic options for Thetanix, including parallel development in pediatric and adult populations in both Crohn’s disease and ulcerative colitis, as well as potential partners.

In addition to our internal development programs, we are seeking to realize the value and potential of the MicroRx platform through collaborations in new areas. In 2019, we entered into a research collaboration and option to license agreement with MSD to discover and develop LBPs for vaccines. This collaboration pairs our proprietary MicroRx platform with MSD’s expertise in the development and commercialization of novel vaccines, to discover and develop LBPs as vaccines in up to three undisclosed indications.

In 2020, the global COVID-19 pandemic hit the United Kingdom, United States and other regions worldwide, affecting almost all aspects of the economy including the pharmaceutical industry in which we operate. In response we have been proactive, putting the safety of staff and patients first. We have made good use of technology to minimize disruption to our operations while protecting our staff. However, as has been seen across the biopharma industry, there have been unavoidable impacts on certain activities, resulting in some potential delays to expected clinical readouts. We continue to monitor the situation closely and will provide updates as and when the expected resolution of the situation becomes clearer.

In light of this unprecedented situation, we have carefully re-evaluated our strategic priorities and near to-mid-term objectives. We have taken measures to streamline the business, including changes to management structure and reducing staffing requirements, primarily relating to manufacturing, research and administrative services. We have also prioritized allocation of capital and resources to key programs, such as oncology and are set to continue to deliver key clinical value drivers for our shareholders in the coming months.

Key Performance Indicators

We track a series of metrics focused primarily on science and product development whilst ensuring that the business maintains both sufficient resources and effective allocation of those resources to achieve our strategic goals. The Board and management of 4D Pharma monitor the following metrics as an indicator of how we are progressing towards the goal of advancing our Live Biotherapeutic programs:

1.	Successful clinical trials – We are a drug development company and will realize long-term value by successfully progressing its candidates through the clinic to registration and approval. For the six months ended June 30, 2021, we had two clinical trials completed through Phase I and one completed through Phase II. For the six months ended June 30, 2020, we had two clinical trials completed through Phase I.

2.	Clinical trials initiated by phase - Clinical trials are essential in converting the productivity and potential of our MicroRx platform and early-stage research into long-term value. By the end of the six months to June 30, 2021, we had initiated seven clinical trials, including three Phase I, two Phase I/II and two Phase II. There were six clinical trials that we had initiated by the end of the six months ended June 30, 2020 of three Phase I, two Phase I/II and one Phase II.

3.	Strategic collaborations - Collaborations enable us to realize the potential of our platform, leveraging the complementary expertise of our partners In December 2020 we became an industry partner of the PPMI, a longitudinal study sponsored by The Michael J. Fox Foundation for Parkinson’s Research to better understand Parkinson’s disease and accelerate the development of new treatments. Our representatives will join the Partner Scientific Advisory Board closely involved in the design and execution of the study, as well as a variety of PPMI Working Groups. In February 2021, we announced a clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. for Bavencio (avelumab), under which we intend to commence a clinical trial in the second half of 2021 to evaluate Bavencio in combination with MRx0518 as a first-line maintenance therapy for patients with locally advanced or metastatic urothelial carcinoma that has not progressed with first-line platinum-containing chemotherapy. In April 2021 we announced a sixth strategic collaboration, this time with Parkinson’s UK to establish a patient advisory board to raise understanding of the treatment issues associated with neurodegenerative disease from a patient-centric perspective to help inform trial design. These partnerships are in addition to: an ongoing strategic collaboration with the University of Texas MD Anderson Cancer Center, to evaluate our Live Biotherapeutic oncology pipeline across a range of cancer settings, a clinical collaboration with MSD to evaluate MRx0518 in combination with Keytruda, an anti-PD-1 ICI marketed by MSD in patients with in patients with metastatic NSCLC, RCC and UC that are refractory to prior anti-PD-1/PD-L1 therapy, and a research collaboration and option to license agreement with MSD to discover and develop vaccines derived from our proprietary gut microbiome-derived commensal bacteria selected from our culture collection for use in up to three indications, combining our MicroRx platform with MSD’s world-leading expertise in vaccine development.

4.	Intellectual property portfolio - Intellectual property is essential to our strategy and capturing the value of our world-leading research output. We have continued to invest significantly in expanding our intellectual property rights, and by June 30, 2021, had initiated 68 patent families including over 1,000 granted patents providing coverage for our pipeline and clinical-stage candidates, manufacturing innovations and novel diagnostic approaches across major global markets. This is a 6.25% increase over the 64 patent families initiated as of the six months to June 30, 2020.

5.	Cash and equivalents - We continue to invest capital from our shareholders and partners into supporting research and clinical development programs, to generate the critical data to advance this novel modality. See Liquidity and Capital Resources section below for additional information.

6.	Research and development spend - Investment in research and development (R&D) is central to our progress and returning long-term value. For the six months ended June 30, 2021, our R&D spend was $11.1 million compared to $13.5 million for the six months ended June 30, 2020. While maintaining our strategy to invest in our clinical development programs on a long-term basis, the decrease is reflective of the action of management to reduce costs due to the effect of COVID and the change in clinical trial status due to the completion and relative reduction in associated costs of the Blautix trial in these comparable periods.

Critical Accounting Policies

We describe our significant accounting policies more fully in Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this report. We believe that the accounting policies described below and in Note 2 are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with U.S. GAAP. At the time of the preparation of the unaudited interim condensed consolidated financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Internal Controls

In connection with the review of our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2021, we identified a material weakness relating to the accounting for the Longevity merger and related transactions in a timely manner. As a result, significant and late revisions to the financial statements were necessary, including an adjustment identified by our auditors. Notwithstanding the identified material weakness, management believes the unaudited interim condensed consolidated financial statements included in this Form 6-K fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

To remediate the material weakness described above and prevent similar deficiencies in the future, we are implementing new controls and procedures, including when significant, complex transactions occur, management, in the use of outside consultants, will research all accounting implications for instruments issued, including, but not limited to transaction costs and financial statement presentation in a timely manner.

Significant Contracts and Agreements Related to Research and Development Activities

Collaboration Agreement

MSD Collaboration Agreement

In October 2019, the Company entered into the MSD Collaboration Agreement. The MSD Collaboration Agreement is for the use of the Company’s MicroRx discovery platform to discover and develop LBP candidates as vaccines in up to three indications. The Company is responsible for the discovery and engineering of the LBPs.

Under the MSD Collaboration Agreement, the Company received a non-refundable, upfront payment, of $2.5 million, a $5.0 million equity investment, and are eligible to receive up to $347.5 million per indication in option exercise fees and in development, regulatory and sales milestone payments, ranging from low seven figures to high eight figures, plus royalties on sales of any licensed product deriving from the collaboration. Such royalty rates range from low- to high-single digit royalties. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of vaccines in the future.

For the six months ended June 30, 2021 and 2020, we have recognized $0.3 million and $0.2 million in collaboration revenues, respectively. Associated costs of sale of $0.8 million and $0.3 million, respectively, are included within research and development costs in the consolidated statements of operations and comprehensive loss. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the balance sheets in our financial statements included elsewhere in this prospectus. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of June 30, 2021, we have current deferred revenues of $1.1 million and long-term deferred revenues of $0.2 million, which will be recognized as the research and development costs and labor effort are incurred, which is expected to be a three-year period.

MD Anderson Collaboration Agreement

In November 2017 we established a strategic collaboration with the University of Texas MD Anderson Cancer Center, to evaluate 4D Pharma’s Live Biotherapeutic oncology pipeline across a range of cancer settings. Under the agreement, we provide funding and in-kind support for pre-clinical and clinical studies in solid tumors and radiation oncology.

For each of the six months ended June 30, 2021 and 2020, we have recognized $0.7 million in costs from MD Anderson which are included within research and development costs in the consolidated statement of operations and comprehensive loss.

Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited interim condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2021, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Revenues

We have not generated commercial revenues from product sales. To date, we have generated revenues from the collaboration agreement with MSD Collaboration Agreement.

Operating Expenses

We generally recognize operating expenses as they are incurred in two general categories, general and administrative expenses and research and development expenses. Our operating expenses also include non-cash components related to depreciation and amortization of property and equipment, intangibles, and stock-based compensation, which are allocated, as appropriate to general and administrative expenses and research and development expenses.

General and administrative expenses consist of salaries and related expenses for executive, legal, finance and administrative personnel, as well as professional fees, insurance costs, and other general corporate expenses. Management expects general and administrative expenses to increase in future periods as we add personnel and incurs additional expenses related to an expansion of our research and development activities and our operation as a public company, including higher legal, accounting, insurance, compliance, compensation and other expenses.

Our research and development expenses consist primarily of salaries and related personnel expenses, contractual commitments, depreciation and amortization and other expenses. We charge research and development expenses to operations as they are incurred. Costs are not directly tied to a specific product candidate until such product candidate reaches the clinical trial stage. Product candidates often have more than one associated clinical trial related to different therapeutic areas or clinical indications. Once a product candidate enters a clinical trial, we track costs of such clinical trial but do not track other costs associated with specific clinical indications which are pooled.

The following table discloses the breakdown of research and development expenses:

(in thousands)	For the Six Months Ended June 30,
	2021	2020

Contractual commitments	$5,110	$7,630
Staff costs	2,613	3,118
Depreciation and amortization	555	589
Other MRx research costs	1,034	893
Other MDx research costs	22	490
Other manufacturing research and development costs	1,797	773
Total	$11,131	$13,493

We continue the robust progress of our proprietary development candidates into and through the clinic and to leverage the MicroRx® platform to generate value through partnerships, such as our research collaboration with MSD in the vaccines space. However, leading the way in the development of single strain Live Biotherapeutics does not come without investment, and we have sustained our commitment in the period to develop our clinical candidates, manufacturing processes and pipeline products, generating clinical data in multiple indications while launching new trials. Evidenced by our announcement to collaborate with Parkinson’s UK to establish a Patient Advisory Board, we continued to progress promising new LBP candidates in exciting new areas like Parkinson’s disease.

In February 2021, we announced a clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. for BAVENCIO® (avelumab), under which 4D pharma intends to commence a clinical trial in the second half of 2021 to evaluate BAVENCIO® in combination with MRx0518 as a first-line maintenance therapy for patients with locally advanced or metastatic urothelial carcinoma that has not progressed with first-line platinum-containing chemotherapy.

After top line data in the fourth quarter of 2020, the clinical phase of the Blautix® program completed in the six months ended June 30, 2021 with additional positive data being presented during the period. Steady progress continued to be made during the six months ended June 30, 2021 with our three existing clinical trials of our therapeutic candidate, MRx0518, while the Phase I/II clinical trial of MRx-4DP0004 in partly controlled asthma completed the enrolment of the 30 patients for part A. However, our Phase II clinical trial of MRx-4DP0004 as an oral therapeutic to prevent or reduce the hyperinflammatory response in patients hospitalised with COVID-19 was closed due to the increase in vaccination rates and declining hospitalization rates. With the ongoing trials above, and as a result of the closure of the COVID trial, but including the anticipated launch of a fourth trial in MRx0518 in 2021 in combination with BAVENCIO®, we anticipate that our research and development expenses for the following six months of 2021 will result in lower research and development costs for the year than experienced in 2020.

With the Blautix® trial having produced its initial readout data in the latter stages of 2020, the six months ended June 30, 2020 had higher clinical trial activity and costs than the six months ended June 30, 2021. In addition to this reduction, the expiration of minimum terms on certain manufacturing supplier contacts for the production of products used in clinical studies meant that certain expenses incurred were no longer contractual in nature and are now recorded under the manufacturing, research and development costs. These decreases were partly offset by a modest increase in MRx-0518 costs and an increase related to the recruitment on the Asthma trial, which had been delayed in 2020 due to recruitment issues resulting from COVID-19. Overall, these factors resulted in a decrease in contractual commitments to $5.1 million for the six months ended June 30, 2021 compared to $7.6 million for the six months ended June 30, 2020, a decrease of $2.5 million.

COVID-19 provided a point of inflection in 2020, with management taking swift action to scale back operations, cut costs or redirect resources reducing the baseline costs in certain areas, ultimately though the impact was seen more towards the back end of the year ended December 31, 2020 and into 2021. Two of the main areas affected by the restructuring activities were the staff costs which decreased during the six months ended June 30, 2021 to $2.6 million from $3.1 million for the six months ended June 30, 2020 and the MDx research costs also decreased $0.5 million between the same periods due to limited scope of work on the project.

Other manufacturing, research and development costs increased to $1.8 million compared to $0.8 million for the six months ended June 30, 2021 and 2020, respectively. The increase was driven by two primary factors, the first of which related to the investment in manufacturing as we undertook exercises to improve commercial yields and to scale up our Parkinson’s candidates for manufacture. Secondly, as noted earlier, certain minimum term contractual manufacturing related suppler contracts were still active during 2020 but the minimum term had been fulfilled come 2021, resulting in an increase of costs of ($0.4 million) for the six months ended June 30, 2021 as a result of their change in classification.

Comparison of the Six Months Ended June 30, 2021 to the Six Months Ended June 30, 2020

Results of Operations

	For the Six Months Ended June 30,
	2021	2020
Revenues	$321	$239
Operating expenses:
Research and development	11,131	13,493
General and administrative expenses	7,438	5,509
Foreign currency losses (gains)	660	(1,491)
Total operating expenses	19,229	17,511
Operating loss	(18,908)	(17,272)
Other income (expense), net
Interest income	3	6
Interest expense	(1)	(1)
Other income	2,162	2,502
Loss on issuance of securities in recapitalization transaction	(6,905)	-
Change in fair value of warrant liability	4,531	-
Total other income, net	(210)	2,507
Net loss before income tax expense	(19,118)	(14,765)
Income tax expense	(11)	-
Net loss	$(19,129)	$(14,765)

Revenues

We have not generated commercial revenues from product sales. Our revenues from our MSD Collaboration Agreement totaled $0.3 million and $0.2 million for the six months ended June 30, 2021 and 2020, respectively. There were no other revenues for the six months ended June 30, 2021 and 2020.

Research and Development Expenses

Our research and development expenses totaled $11.1 million for the six months ended June 30, 2021, representing a decrease of $2.3 million, or 17.5%, compared to $13.5 million for the six months ended June 30, 2020. The decrease was primarily attributable to the relative activity on the Blautix Phase II trial stemming from patient recruitment completing, and top line data being released in October 2020, as a result of which the final data released in March 2021 we incurred lower overall costs during the six months ended June 30, 2021 when compared to the six months ended June 30, 2020. Details of other contributing factors are included above.

General and Administrative Expenses

Our general and administrative expenses totaled $7.4 million for the six months ended June 30, 2021, representing an increase of $1.9 million, or 35.0%, compared to $5.5 million for the six months ended June 30, 2020. The increase was primarily attributable to the increase in insurance costs associated with the Nasdaq listing and increased patent costs, which were offset, in part, by reductions on staff costs and travel expenses as a result of COVID. General and administrative expenses are mainly attributed to staff costs, contractual commitments, legal and professional expenses and depreciation and amortization.

Foreign currency losses (gains)

For foreign currency transactions included in the statement of operations and comprehensive loss, the exchange rates applicable to the relevant transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses. We recognized foreign currency losses of $0.7 million for the six months ended June 30, 2021, compared to foreign currency gains of $1.5 million for the six months ended June 30, 2020. The change is due to the movements in the exchange rates.

Operating Loss

As a result of the foregoing, our operating loss totaled $18.9 million for the six months ended June 30, 2021, representing an increase of $1.6 million, or 9.5%, compared to $17.3 million for the six months ended June 30, 2020.

Interest Income

Interest income consists of interest earned on our short-term investments. We recognized interest income of $3 thousand for the six months ended June 30, 2021, representing a decrease of $3 thousand, or 50%, compared to $6 thousand for the six months ended June 30, 2020.

Other Income

Other income consists of UK and Irish tax credit refunds based on a portion of our research and development expenses. This refund is treated as a governmental grant. Other income was $2.2 million for the six months ended June 30, 2021, representing a decrease of $0.3 million, or 14.0%, compared to $2.5 million for the six months ended June 30, 2020. The decrease was due to the decrease in research and development expenses over the prior year.

Loss on Issuance of securities in Recapitalization Transaction

As part of the recapitalization transaction on March 22, 2021, we issued common stock, warrants and resprentative units and received gross proceeds of $11.7 million. After allocating the proceeds received to the full fair value of warrants that were determined to be liabilities, the remaining proceeds were less than the total transaction costs, which included the full fair value of backstop warrants issued as part of the transaction costs. The excess transaction costs were recorded as a loss on the statement of operations and comprehensive loss for the six months ended June 30, 2021.

Change in Fair Value of Warrant Liability

In accordance with FASB ASC 470, “Debt – Debt with Conversion and Other Options” (“ASC Topic 470”) and FASB ASC 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), we measured the fair value of our warrants that were recorded at their fair value and recognized as liabilities as of June 30. 2021, and recorded $4.5 million in other income for the six months ended June 30. 2021.

Net Loss

As a result of the foregoing, our net loss was $19.1 million for the six months ended June 30, 2021, representing a decrease of $4.4 million, or 29.6%, compared to $14.8 million for the six months ended June 30, 2020.

Liquidity and Capital Resources

Overview

From our inception through June 30, 2021, we have funded our operations principally from the sales of our common shares, the MSD Collaboration Agreement and government grants. As of June 30, 2021, we had $28.6 million in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

(in thousands)	For the Six Months Ended June 30,
	2020	2019

Cash used in operating activities	$(20,435)	$(17,597)
Cash used in investing activities	(161)	(221)
Cash provided by financing activities	36,381	26,391
Effect of exchange rate changes on cash and cash equivalents	857	(1,191)

Net increase in cash and cash equivalents	$16,642	$7,382

Operating Activities

Net cash used in operating activities of $20.4 million during the six months ended June 30, 2021, was primarily related to $5.2 million for clinical trials and research including other third-party expenses and an aggregate of $3.5 million in salary and other staff costs, a further $3.1 million is attributable to patent spend and $4.2 million of legal, professional and insurance costs, linked to the Nasdaq listing. Net cash used in operating activities of $17.6 million during the six months ended June 30, 2020, was primarily related to $9.0 million for clinical trials and research including other third-party expenses and an aggregate of $5.0 million in salary and other staff costs, a further $2.0 million is attributable to patent spend and $1.1 million of legal professional and insurance costs which were largely related to fundraising activities.

Investing Activities

Net cash used in investing activities of $0.2 million during each of the six months ended June 30, 2021 and 2020 was due to the purchases of property and equipment and software.

Financing Activities

Net cash provided by financing activities of $36.4 million during the six months ended June 30, 2021 was primarily related to the net proceeds received in the recapitalization transaction of $11.5 million, the issuance of common stock of $24.8 million and warrant exercises of $0.1 million. Net cash provided by financing activities in the six months ended June 30, 2020 of $26.4 million was due to the net proceeds from the issuance of common stock of $23.1 million and the issuance of warrants of $3.3 million, which was partially offset by $8 thousand in lease payments.

In April 2021, following filing of our Annual Report on Form 20-F, the Directors who were unable to participate in the March 2021 financing, purchased 1.3 million shares of common stock, at the same terms as the March 2021 financing, for a total of approximately £1.4 million ($2.0 million).

In March 2021, we completed the sale of 16.4 million shares of common stock at £1.10 ($1.53) per share for a total of approximately £18.0 million ($25.0 million) or £16.6 million ($23.0 million) net of transaction costs.

Also in March 2021, we completed the recapitalization of Longevity Acquisition Corporation, and subsequent listing on NASDAQ, and received £10.7 million ($14.8 million) of cash and cash equivalents as well as payables and debts of Longevity of £2.4 million ($3.3 million). The Company issued 31.0 million common shares, 4.0 million public warrants, 0.3 million private warrants and 0.2 million representative units. Concurrently with the recapitalization, we issued 7.5 million warrants to backstop investors as payment on the backstop agreement. The backstop warrants are a cost of the transaction and were recorded at their inception date fair value. See Note 3 to the condensed consolidated financial statements, included elsewhere in this filing, for further information.

In July 2020, we completed the sale of 21.9 million shares of common stock at £0.35 ($0.44) per share for a total of approximately £7.7 million ($10 million) or £7.3 million ($9.5 million) net of transaction costs.

In February 2020, we completed the sale of 44 million shares of common stock at £0.50 ($0.65) per share for a total of £22 million ($28.6 million) or £20.8 million ($26.8 million) net of transaction costs. Warrants were issued on March 9, 2020 on the basis of one warrant for every two shares acquired. The warrants have an exercise price of £1.00 ($1.37) per share, are immediately exercisable and expire five years from issuance and cannot be traded on a regulated market.

Current Outlook

We have historically financed our operations primarily through the sale of common stock. We intend to continue to raise additional capital through sales of common stock, but there can be no assurance that these funds will be available or that they are readily available at terms acceptable to us or in an amount sufficient to enable us to continue its development and commercialization of its products or sustain operations in the future.

We have incurred losses and generated negative cash flows from operations since inception. To date we have not generated significant revenue, and we do not expect to generate significant revenues from the sale of our product candidates in the near future. In order to capture the potential of the platform and maximize value creation, we are actively pursuing additional research collaborations, pairing our expertise in LBP discovery and development and access to our library of well characterized bacterial isolates with the disease-specific expertise of partners. The amounts that we actually spend for any specific purpose may vary significantly and will depend on a number of factors, including, but not limited to, our research and development activities and programs, clinical testing, regulatory approval, market conditions, and changes in or revisions to our business strategy and technology development plans. Investors will be relying on the judgment of our management regarding the application of the proceeds from the sale of our ordinary shares.

In July 2021, we entered into a Loan Agreement with Oxford Finance providing for a term loan facility maturing on July 1, 2026 in an aggregate principal amount of up to $30.0 million. $12.5 million of such term loan was available and borrowed on the closing date. $7.5 million of such term loan is available upon the achievement of certain milestones. The remaining $10 million of such term loan is uncommitted and available at the discretion of the Lenders. The proceeds of the term loans may be used for general corporate purposes.

As of June 30, 2021, our cash and cash equivalents were $28.6 million. We expect that our existing cash and cash equivalents, including the cash received from the loan agreement in July 2021, will be sufficient to fund our operations through the fourth quarter of 2022. For further information, see the Subsequent Events note in the interim condensed consolidated financial statements included elsewhere in this report.

We currently anticipate that we will require approximately $32.2 million for research and development activities over the course of the next 18 months based on the execution of existing programs but also dependent on exchange rates. We also anticipate that we will require approximately $14.2 million for general and administrative costs over such 18-month period, which consists primarily of expenditures for staff costs, legal professional and insurance fees, patent costs and other administrative expenses. We also estimate receiving approximately $8.5 million in cash for research and development tax credit refunds over this 18-month period.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the length of the COVID-19 pandemic and its impact on our planned clinical trials, operations and financial condition;

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	any cost that we may incur under in- and out-licensing arrangements relating to our therapeutic candidates that we may enter into in the future;

●	the costs and timing of obtaining regulatory approval for our therapeutic candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of scaling our manufacturing capabilities for production of sufficient clinical and commercial quantities of our therapeutic candidates;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our product candidates and the magnitude of our general and administrative expenses;

●	the timing of payment and changes to tax regimes relate to our research and development tax credits;

●	the costs of operating as a public company; and

●	Adverse trial results that would invalidate further investment in a product or products.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short-term deposits, the net proceeds from equity financings, or by out-licensing applications of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates.

Principal Commitments

Leased Facilities

We have two real estate leases classified as operating leases, one on Spain and one in the UK. No additional leases were entered into during the periods.

The UK lease was for our headquarters in Leeds, England. The premises comprise office space and parking and are for a ten-year term which commenced in May 2017. A tenant lease break clause is available in May 2022 which has not been included in the lease calculations as there is no indication that this would be executed. Lease escalation costs have been included on a fixed rate basis as a practical expedient. The lease includes a provision to return the premises to their original condition on exit, as such an asset retirement obligation has been included in other liabilities of $0.2 million at June 30, 2021.

The Spanish lease relates to our manufacturing premises in Leon, Spain. The agreement is for a ten-year term which commenced in April 2016 and includes a tenant lease break clause that can be executed after providing six months’ written notice at any point five years from the commencement date, again this break clause has not been included in the lease value as there is no evidence that this will be executed. Lease escalation cost were also included on a fixed rate basis as a practical expedient. The lease includes the requirement to make certain repairs and as such an asset retirement obligation has been included in other liabilities at $40 thousand at June 30, 2021.

JOBS Act Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company and (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year following the fifth anniversary of the completion of the Merger.

This may make comparison of our financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.